FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Vasogen Inc.

2505 Meadowvale Blvd

Mississauga, ON

L5N 5S2

Item 2	Date of Material Change

January 10, 2006

Item 3	News Release

A press release with respect to the material change described herein was issued on January 10, 2006 via Canada News Wire and filed on SEDAR.

Item 4	Summary of Material Change

Vasogen Announced the Appointments of Dr. Ronald Cresswell and Dr. Calvin Stiller to Board of Directors

Item 5	Full Description of Material Change

Vasogen Inc., a leader in the research and commercial development of technologies targeting the chronic inflammation underlying cardiovascular and neurological disease, announced that Ronald M. Cresswell, Ph.D., Hon. D. Sc., F.R.S.E., and Calvin R. Stiller, C.M., O.ONT, M.D., F.R.C.P.(C), have been named to its Board of Directors. Both Dr. Cresswell, former Senior Vice President and Chief Scientific Officer of Warner-Lambert, and Dr. Stiller, co-founder and former Chairman and CEO of the Canadian Medical Discoveries Fund, have considerable experience directing the research, development, and business initiatives of companies commercializing products for the healthcare industry.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested

Item 7	Omitted Information

Not applicable

Item 8	Executive Officer

For further information contact Glenn Neumann, Investor Relations of Vasogen Inc. at (905) 817-2004.

The foregoing accurately discloses the material changed referred to herein.

DATED at Toronto, Ontario this 10th day of January, 2006.

VASOGEN INC

By:	/s/ Jacqueline H.R. Le Saux

Name:	Jacqueline H.R. Le Saux
Title:	Vice-President, Corporate & Legal Affairs